SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2005

SBS Broadcasting S.A.

(Translation or registrant’s name into English)

8-10 rue Mathias Hardt, L-1717 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

SBS BROADCASTING SA

REPORTS SECOND QUARTER 2005 RESULTS

SECOND QUARTER

Net Revenue up by 30%

Adjusted EBITDA improved by 33%

Net income impacted by a non-recurring refinancing charge of €8.5 million

SIX MONTHS

Net Revenue up by 26%

Adjusted EBITDA improved by 37%

LUXEMBOURG, July 28, 2005 – SBS Broadcasting SA (NASDAQ: SBTV; Euronext Amsterdam N.V.: SBS) today reported financial results for the three and six months ended June 30, 2005.

Results, which are attached, are in thousands of euro (except share and per share data) converted from local currencies. The following report should be read in conjunction with the accompanying unaudited financial statements. Financial highlights are as follows:

	Three months ended June 30,			Six months ended June 30,
	2004	2005	% change	2004	2005	% change

Net revenue(1)	€187,207	€243,554	30%	€327,881	€414,354	26%
Adjusted EBITDA(1) (2)	41,897	55,670	33%	46,510	63,814	37%
Operating income(1)	34,899	45,070	29%	32,377	45,258	40%
Net income(3)	18,130	14,387	(21)%	14,224	11,296	(21)%

Net income per common share - basic	€0.58	€0.44		€0.46	€0.35

Weighted average common shares	31,138	32,649		31,107	32,308

Cash provided by operating activities	15,764	37,966		4,353	49,678

Adjusted EBITDA margin(4)	22.3%	22.9%		14.2%	15.4%

(1)          Excluding the impact of our newly acquired businesses, C More, Prima TV and the Romanian Radio operations, and the recently launched television stations, The Voice TV, VijfTV and Irisz, net revenue increased €32,025, or 10%, adjusted EBITDA increased €14,937, or 32%, and operating income increased €14,235, or 44%, in the six months ended June 30, 2005.

(2)          Adjusted EBITDA is defined as operating income plus non-cash compensation, depreciation and amortization expenses (see page 13).

(3)          The net income for the three and six months ended June 30, 2005 include a loss on the extinguishment of our 12% Senior Notes of €8,472 (which is described further on page 2), compared to a loss of €2,463 on the extinguishment of €14.5 million of our 12% Senior Notes in the three and six months ended June 30, 2004.

(4)          Adjusted EBITDA margin is adjusted EBITDA expressed as a percentage of net revenue (see page 4).

Commenting on the results, Markus Tellenbach, Chief Executive Officer of SBS, said: “We continued to produce solid operating results and strong cash flow generation across our asset base.  Our strong performance during the second quarter was highlighted by the improved operating results of our television stations in Hungary, Sweden and Norway as we benefited from new programming initiatives and improving advertising markets. We also benefited from recent strategic investments, including our C More and Romanian acquisitions and the launch of our new digital entertainment services.

“We remain focused on implementing our growth strategy and seek to expand the scope of our business, thereby further diversifying our revenue streams while creating additional cash flows.  With a strong balance sheet, including a new bank facility that significantly lowers our cost of capital, we believe we are well positioned to grow our core operations and capitalize on new opportunities to increase shareholder value.”

Recent Developments

Refinancing

On March 7, 2005, we entered into a €300,000 unsecured bridge facility agreement with ABN AMRO Bank N.V. (“ABN AMRO”) and then drew down €210,000 in order to finance in part our acquisition of C More.

On May 12, 2005, we entered into a €325,000 secured syndicated multicurrency revolving credit facility (the “Facility”) with ABN AMRO, Citigroup Global Markets Limited, Deutsche Bank AG London and The Royal Bank of Scotland plc, as lead arrangers. Financing costs paid for the bridge facility were refunded to us in full when we executed the Facility agreement.

In connection with the Facility, we called for redemption all of our 12% Senior Notes due 2008 (the “Senior Notes”), which had an outstanding principal amount of €103,655. Holders of the Senior Notes received a redemption price of 106% plus accrued and unpaid interest on June 15, 2005. The redemption premium plus deferred financing cost related to the Senior Notes, €8,472, was recognized as a loss on extinguishment of debt in the three months ended June 30, 2005.

We funded the redemption of the Senior Notes with funds drawn under the Facility and we utilized the remaining amounts under the Facility and a portion of our cash reserves to fully repay €210,000 and accrued interest due under the €300,000 bridge facility with ABN AMRO.

Romania

In June we increased our ownership in Prima TV in Romania to 100%, following the purchase of the remaining 14% equity stake from our three former Romanian minority partners for €2,200. The acquisition follows our ownership increase in Prima TV to 86% in March, when we acquired an additional 48.8% equity interest. We had owned a minority stake in Prima TV since July 2001 and originally invested in Prima TV in March 2000.

Financial Statements

We prepare our financial statements in euro and in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

Our consolidated broadcasting operations generate revenues primarily in euro, Hungarian forint, Swedish kronor, Norwegian kroner and Danish kroner and incur substantial operating expenses in these currencies.  We also incur significant operating expenses for programming in U.S. dollars.  Balance sheet accounts are translated from foreign currencies into euro at the period-end exchange rates and statement of operations accounts are translated at the weighted average exchange rates for the period.  Any resulting balance sheet translation adjustments are recorded as accumulated other comprehensive income (loss) within shareholders’ equity.  Currency translation adjustments relating to transactions in currencies other than the functional currency of the entity involved are reflected in the results of operations as foreign exchange gain (loss).

In the discussions of the results for the three and six months ended June 30, 2005 compared to the three and six months ended June 30, 2004, we divide our operations into four segments:

(1)          “Television operations”, which include:

•        SBS6, NET5 and Veronica (in The Netherlands) and jointly referred to as “our Dutch Television operations”;

•        TV2 and, since September 2004, Irisz (in Hungary) and jointly referred to as “our Hungarian Television operations”;

•        Kanal 5 (in Sweden);

•        VT4 and, since October 2004, VijfTV (in Flemish Belgium) and jointly referred to as “our Belgian Television operations”;

•        TVNorge (in Norway);

•        TvDanmark and Kanal 5 (in Denmark) and jointly referred to as “our Danish Television operations”;

•        since March 1, 2005, Prima TV (in Romania);

•        since August 2004, The Voice TV (in Denmark, Norway, Sweden and Finland); and

•        other related operations that are not material.

(2)          “Premium pay operation”, which includes C More Group AB in Sweden, Norway, Finland and Denmark. We acquired C More on March 8, 2005 and, accordingly, the results of operations have been reflected in our consolidated financial statements since that date.

(3)          “Radio operations”, which include:

•        Mix Megapol, The Voice, Radio City, 106.7 Rockklassiker, Studio 107.5, Vinyl and Lugna Melodier (in Sweden) and jointly referred to as “our Swedish Radio operations”;

•        KISS FM, Radio City, Radio Sata, Radio Mega, Radio 957, Radio Jyväskylä and Iskelmäradio (in Finland) and jointly referred to as “our Finnish Radio operations”;

•        The Voice and Radio 2 (in Denmark) and jointly referred to as “our Danish Radio operations”;

•        Radio 1 and The Voice (in Norway) and jointly referred to as “our Norwegian Radio operations”;

•        Since March 1, 2005, KISS FM and Radio STAR (in Romania) and jointly referred to as “our Romanian Radio operations”; and

•        Lampsi (in Greece).

(4)          “Print operations”, which include the Veronica Magazine and the Satellite Magazine in The Netherlands.

Results from Prima TV in Romania, through February 28, 2005, are not included in the operations referred to above, but are included in equity in income (loss) from unconsolidated subsidiaries. From July 2001 until February 28, 2005, we held a minority interest in the station and were unable to exercise control over the operations. Since March 1, 2005, we have consolidated Prima TV’s operations to reflect our controlling interest.

When analyzing results within the different categories of operations for any particular period, the sums of the individual items reported within each category may differ from the total reported for such category. Differences are primarily attributable to corporate charges, eliminations between categories and items attributable to entities that are not separately disclosed but are included within the totals for the different categories.

The consolidated statements of operations and balance sheet have been prepared on the basis of a preliminary purchase price allocation of the acquisitions completed during the first quarter of 2005. We expect the final purchase price allocation to be completed during the third quarter.

Operating Expenses as a Percentage of Revenue

We monitor our operating expenses as a percentage of our net revenue as part of our cost management efforts. We rely on this measurement, in particular, to help plan and implement the expansion of our existing businesses and the development of new revenue streams.  The following table shows our operating expenses as a percentage of net revenues for the periods indicated, as well as a reconciliation of adjusted EBITDA margin to operating income margin.

	Three months ended June 30,		Six months ended June 30,
	2004	2005	2004	2005

Net revenue	100.0%	100.0%	100.0%	100.0%
Operating expenses:
Station operating expenses	59.0%	58.4%	65.4%	64.0%
Selling, general and administrative expenses	16.8%	16.4%	18.3%	18.2%
Corporate expenses	1.9%	2.3%	2.1%	2.4%
Adjusted EBITDA margin	22.3%	22.9%	14.2%	15.4%
Non-cash compensation	0.1%	0.1%	0.3%	0.1%
Depreciation and Amortization	3.6%	4.2%	4.0%	4.3%
Operating income margin	18.6%	18.6%	9.9%	11.0%

Three months ended June 30, 2005 compared to three months ended June 30, 2004

Net Revenue

Net revenue increased €56,347, or 30%, from €187,207 in the second quarter of 2004 to €243,554 in the second quarter of 2005. Our newly acquired businesses, C More, Prima TV and the Romanian Radio stations, and the recently launched television stations, The Voice TV, VijfTV and Irisz, had combined net revenue of €42,455. Excluding our new businesses, our net revenue increased €13,892, or 7%.

The net revenue increased €19,020, or 12%, at our Television operations mainly due to revenue of €5,310 at Prima TV and the recently launched television stations, The Voice TV, VijfTV and Irisz. Excluding such revenue, our Television operations had increased net revenue of €13,710, or 9%, mainly due to increased net revenue of €4,777, or 17%, at our Hungarian Television operations, due to an increased television advertising market and increased viewing shares mainly driven by the introduction of a new daily soap on TV2. Kanal 5 and TVNorge had increased revenue of €4,718, or 20%, and €2,715, or 19%, respectively, mainly due to increased viewing shares driven by new programming investments such as the Royal League (Scandinavian football) and a co-produced version of Big Brother. Our Dutch Television operations had increased net revenue of €1,365, or 2%, mainly due to an increase in call-TV revenues, which are generated when viewers pay premium telephone rates to interact with programs. Our Danish Television operations had an increase in net revenue of €892, or 8%, mainly due to increased viewing shares at Kanal 5 (Denmark) driven by the broadcast of the Royal League and other sports programs. Our Belgian Television operations had increased net revenue of €374, or 2%, mainly due to the launch of VijfTV.

Our Premium pay operation, C More, had subscriber fees and other revenue of €52,174 in the second quarter of 2005. C More reported net revenue of €35,338, after deducting service fees of €16,836 paid to the cable, satellite and other operators for carriage, marketing and subscriber handling services.

Our Radio operations net revenue increased €1,785, or 11%, mainly due to net revenue of €1,807 at the newly acquired Romanian Radio operations. Excluding such revenue, net revenue decreased €22, reflecting decreased revenues in Denmark, Sweden and Finland and increased net revenue at our Norwegian Radio operations and Lampsi.

Our Print operations had increased net revenues of €204, or 1%, mainly due to increased subscription income coming from an increase in magazine prices.

Station Operating Expenses

Station operating expenses increased €31,877, or 29%, from €110,416 in the second quarter of 2004 to €142,293 in the second quarter of 2005. Our newly acquired businesses, C More, Prima TV and the Romanian Radio stations, and the recently launched television stations, The Voice TV, VijfTV and Irisz, had station operating expenses of €30,406. Excluding such expenses, our station operating expenses increased €1,471, or 1%. Station operating expenses expressed as a percentage of net revenues were 59.0% and 58.4% in the second quarter of 2004 and 2005, respectively.

The station operating expenses increased €10,123, or 11%, at our Television operations, mainly due to programming expenses of €7,454 at our recently launched television stations and Prima TV. Excluding such expenses, our station operating expenses increased €2,669, or 3%, mainly due to our programming investments in Royal League, the new daily soap at TV2 and a co-produced Big Brother show in Norway and Sweden. Our Dutch Television operations had decreased station operating expenses of €3,957, or 9%.

Our Radio operations had increased station operating expenses of €497, or 7%, mainly due to station operating expenses of €383 at the newly acquired Romanian Radio operations.

Our Print operations had decreased expenses of €1,312, or 14%, mainly due to reduced printing cost.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased €8,543, or 27%, from €31,428 in the second quarter of 2004 to €39,971 in the second quarter of 2005. Our newly acquired businesses, C More, Prima TV and the Romanian Radio stations, and the recently launched television stations, The Voice TV, VijfTV and Irisz, had selling, general and administrative expenses of €7,621. Excluding such expenses, our selling, general and administrative expenses increased €922, or 3%. Selling, general and administrative expenses expressed as a percentage of net revenues were 16.8% and 16.4% in the second quarter of 2004 and 2005, respectively.

Our Television operations had increased selling, general and administrative expenses of €3,086, or 15%, mainly due to selling, general and administrative expenses of €1,404 at our recently launched television stations and Prima TV. Excluding such expenses, our selling, general and administrative expenses increased €1,682, or 8%, mainly due to increased marketing expenses at Kanal 5, TVNorge and TV2 related to the promotion of new programming initiatives.

Our Radio operations had decreased selling, general and administrative expenses of €1,075, or 12%, mainly due to decreased third-party marketing expenses at our Swedish, Danish and Norwegian Radio operations.

Our Print operations had increased selling, general and administrative expenses of €895, or 31%, mainly due to increased promotion activities to increase the number of subscribers.

Corporate Expenses

Corporate expenses increased €2,154 from €3,466 in the second quarter of 2004 to €5,620 in the second quarter of 2005, mainly due to an increase in headcount and staff cost following the acquisition of C More, and due to expenses related to Sarbanes-Oxley compliance work. Corporate expenses expressed as a percentage of net revenues were 1.9% and 2.3% in the second quarter of 2004 and 2005, respectively.

Non-cash Compensation

Non-cash compensation increased €34 from €220 in the second quarter of 2004 to €254 in the second quarter of 2005, mainly related to the impact of our increasing share price on options to purchase 66,667 shares of common stock previously granted to our Chairman. These options are subject to variable accounting treatment, unlike the rest of our share incentives. Non-cash compensation expressed as a percentage of net revenues was 0.1% in both quarters.

Depreciation and Amortization Expenses

Depreciation and amortization expenses increased €3,568, or 53%, from €6,778 in the second quarter of 2004 to €10,346 in the second quarter of 2005, mainly due to increased amortization expenses associated with intangible assets recorded on the acquisitions of C More, Prima TV and the Romanian Radio operations. Amortization also increased due to amortization of intangible assets recorded on the acquisition of 49% of TVNorge in July 2004. Depreciation and amortization expenses expressed as a percentage of net revenues were 3.6% and 4.2% in the second quarter of 2004 and 2005, respectively.

Operating Income

Operating income increased €10,171, or 29%, from €34,899 in the second quarter of 2004 to €45,070 in the second quarter of 2005.

Despite operating losses of €3,929 at newly acquired Prima TV and our recently launched television stations, The Voice TV, VijfTV and Irisz, our Television operations improved operating income by €5,296 from €35,842 in the second quarter of 2004 to €41,138 in the second quarter of 2005. The increase was mainly due to increased operating income of €3,994 at our Dutch Television operations, mainly due to cost savings, and increased operating income of €2,732 at our Hungarian Television operations driven by growth in the Hungarian television advertising market.

Our Premium pay operation, C More, which was consolidated from March 8, 2005, had operating income of €4,779.

Our Radio operations improved operating income by €1,592, from a loss of €493 in the second quarter of 2004 to an income of €1,099 in the second quarter of 2005, mainly due to reduced losses of €1,093 at our Norwegian Radio operations.

Our Print operations increased income by €692 from €3,236 in the second quarter of 2004 to €3,928 in the second quarter of 2005.

Equity in Loss from Unconsolidated Subsidiaries

Equity in loss from unconsolidated subsidiaries decreased €658, from €721 in the second quarter of 2004 to €63 in the second quarter of 2005. The majority of the loss in 2004 related to our investment in Prima TV, which has been consolidated since March 1, 2005.

Net Interest Expense

Net interest expense decreased €1,232, or 23%, from €5,258 in the second quarter of 2004 to €4,026 in the second quarter of 2005. The decrease was mainly due to the absence in the second quarter of 2005 of a €1,179 non-cash loss in the second quarter of 2004 on an interest rate swap related to our 12% Senior Notes. The decrease was also due to the lower interest rate (currently 2.865%) payable on the Facility compared to the interest paid on the 12% Senior Notes.

Foreign Exchange Gain (Loss)

Foreign exchange loss increased €8,142, from €49 in the second quarter of 2004 to €8,191 in the second quarter of 2005. The foreign exchange loss in 2005 mainly comprises a €7,447 non-cash loss on amounts drawn on our Facility by our Swedish holding company to fund the acquisition of C More. The Swedish holding company was used as the vehicle for the acquisition of C More and is the current debtor of amounts drawn on the €325,000 Facility.

Investment Gain

In the second quarter of 2005 we recognized the deferred gain of €2,902 recorded in 2002 on the sale of our equity interest in Publimusic (Radio Noordzee) to Talpa Management B.V. (Talpa). Talpa sold the company in May 2005, causing the contingencies related to our sale, which allowed Talpa to recover certain cash amounts depending on the grant of certain broadcasting licenses, to lapse. In the second quarter of 2004 we recorded investment gains of €2,789 mainly reflecting an increase in the fair value of 1.7 million warrants that were exercisable into common shares of Lions Gate Entertainment Corp. until December 31, 2004 at an exercise price of $5 per share.

Loss on Extinguishment of Debt

Loss on extinguishment of debt increased €6,009 from €2,463 in the second quarter of 2004 to €8,472 in the second quarter of 2005. In the second quarter of 2004, we redeemed €14,500 principal amount of our 12% Senior Notes. In the second quarter of 2005, we defeased the remaining outstanding Senior Notes and subsequently redeemed them on June 15, 2005.

Other Expenses, Net

Other expenses, net, increased €186, from €825 in the second quarter of 2004 to €1,011 in the second quarter of 2005, mainly due to an increase of Hungarian municipality taxes, which are payable as a percentage of revenues, and written-off project costs.

Income Taxes

Income taxes increased €970 from €6,782 in the second quarter of 2004 to €7.752 in the second quarter of 2005, mainly due to increased tax charges at our Dutch operations reflecting the increased profit compared to last year.

Net Income

Our net income decreased €3,743, from €18,130 in the second quarter of 2004 to €14,387 in the second quarter of 2005, mainly due to the non-recurring loss on the extinguishment of our 12% Senior Notes. If the loss on extinguishment had not occurred in either 2004 or 2005, our net income would have increased by €2,266, or 11%.

Six months ended June 30, 2005 compared to six months ended June 30, 2004

Net Revenue

Net revenue increased €86,473, or 26%, from €327,881 in the first half of 2004 to €414,354 in the first half of 2005. Our newly acquired businesses, C More, Prima TV and the Romanian Radio stations, and the recently launched television stations, The Voice TV, VijfTV and Irisz, had combined net revenue of €54,448. Excluding our new businesses, our net revenue increased €32,025, or 10%.

The net revenue increased €37,877, or 14%, at our Television operations mainly due to revenue of €7,850 at Prima TV and the recently launched television stations, The Voice TV, VijfTV and Irisz. Excluding such revenue, our Television operations had increased net revenue of €30,027, or 11%, mainly due to increased net revenue of €8,474, or 19%, at our Hungarian Television operations, due to an increased television advertising market and increased viewing shares mainly driven by the introduction of a new daily soap on TV2. Kanal 5 and TVNorge had increased revenue of €8,139, or 19%, and €6,145, or 24%, respectively, mainly due to increased viewing shares driven by new programming investments such as the Royal League (Scandinavian football) and a co-produced version of Big Brother. Our Dutch Television operations had increased net revenue of €3,543, or 5%, mainly due to an increase in the television advertising market in the first quarter of 2005. Our Danish Television operations had an increase in net revenue of €2,570, or 12%, mainly due to increased viewing shares at Kanal 5 (Denmark) driven by the broadcast of the Royal League and other sports programs. Our Belgian Television operations had increased net revenue of €1,881, or 6%, mainly due to the launch of VijfTV.

Our Premium pay operation, C More, had subscriber fees and other revenue of €65,345 in the period March 8 to June 30, 2005. C More reported net revenue of €44,242, after deducting service fees of €21,103 paid to the cable, satellite and other operators for carriage, marketing and subscriber handling services.

Our Radio operations net revenue increased €3,004, or 11%, mainly due to net revenue of €2,356 at the newly acquired Romanian Radio operations, which we have consolidated from March 1, 2005. Excluding such revenue, net revenue increased €648, or 3%, mainly due to increased net revenue at our Norwegian Radio operations arising from sales agreements with other radio stations.

Our Print operations had increased net revenues of €1,350, or 4%, mainly due to increased subscription income coming from an increase in magazine prices.

Station Operating Expenses

Station operating expenses increased €50,534, or 24%, from €214,551 in the first half of 2004 to €265,085 in the first half of 2005. Our newly acquired businesses, C More, Prima TV and the Romanian Radio stations, and the recently launched television stations, The Voice TV, VijfTV and Irisz, had station operating expenses of €42,203. Excluding such expenses, our station operating expenses increased €8,331, or 4%. Station operating expenses expressed as a percentage of net revenues were 65.4% and 64.0% in the first half of 2004 and 2005, respectively.

The station operating expenses increased €22,721, or 12%, at our Television operations, mainly due to programming expenses of €12,307 at our recently launched television stations and Prima TV. Excluding such expenses, our station operating expenses increased €10,414, or 6%, mainly due to our programming investments in Royal League, the new daily soap at TV2 and a co-produced Big Brother show in Norway and Sweden. Our Dutch Television operations had decreased station operating expenses of €4,828, or 6%.

Our Radio operations had increased station operating expenses of €198, or 1%, mainly due to station operating expenses at the newly acquired Romanian Radio operations.

Our Print operations had decreased expenses of €1,764, or 10%, mainly due to reduced printing cost.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased €15,596, or 26%, from €59,917 in the first half of 2004 to €75,513 in the first half of 2005. Our newly acquired businesses, C More, Prima TV and the Romanian Radio stations, and the recently launched television stations, The Voice TV, VijfTV and Irisz, had selling, general and administrative expenses of €9,878. Excluding such expenses, our selling, general and administrative operating expenses increased €5,718, or 10%. Selling, general and administrative expenses expressed as a percentage of net revenues were 18.3% and 18.2% in the first half of 2004 and 2005, respectively.

Our Television operations had increased selling, general and administrative expenses of €7,467, or 19%, mainly due to selling, general and administrative expenses of €1,998 at our recently launched television stations and Prima TV. Excluding such expenses, our selling, general and administrative expenses increased €5,469, or 14%, mainly due to increased marketing expenses at Kanal 5, TVNorge and TV2 related to the promotion of new programming initiatives.

Our Radio operations had decreased selling, general and administrative expenses of €1,015, or 7%, mainly due to decreased third-party marketing expenses at our Swedish, Danish and Norwegian Radio operations. Such savings were partly offset by expenses of €737 at the newly acquired Romanian Radio operations.

Our Print operations had increased selling, general and administrative expenses of €2,001, or 39%, mainly due to increased promotion activities to increase the number of subscribers.

Corporate Expenses

Corporate expenses increased €3,039 from €6,903 in the first half of 2004 to €9,942 in the first half of 2005, mainly due to an increase in headcount and staff cost following the acquisition of C More, and due to expenses related to Sarbanes-Oxley compliance work. Corporate expenses expressed as a percentage of net revenues were 2.1% and 2.4% in the first half of 2004 and 2005, respectively.

Non-cash Compensation

Non-cash compensation decreased €415 from €1,014 in the first half of 2004 to €599 in the first half of 2005. Non-cash compensation mainly relates to the impact of our increasing share price on options to purchase 66,667 shares of common stock previously granted to our Chairman. These options are subject to variable accounting treatment, unlike the rest of our share incentives. Non-cash compensation expressed as a percentage of net revenues was 0.3% and 0.1% in the first half of 2004 and 2005, respectively.

Depreciation and Amortization Expenses

Depreciation and amortization expenses increased €4,838, or 37%, from €13,119 in the first half of 2004 to €17,957 in the first half of 2005, mainly due to increased amortization expenses associated with intangible assets recorded on the acquisitions of C More, Prima TV and the Romanian Radio operations. Amortization also increased due to amortization of intangible assets recorded on the acquisition of 49% of TVNorge in July 2004. Depreciation and amortization expenses expressed as a percentage of net revenues were 4.0% and 4.3% in the first half of 2004 and 2005, respectively.

Operating Income

Operating income increased €12,881 from €32,377 in the first half of 2004 to €45,258 in the first half of 2005.

Despite operating losses of €6,385 at our recently launched television stations, The Voice TV, VijfTV and Irisz, our Television operations improved operating income by €6,263 from €38,206 in the first half of 2004 to €44,469 in the first half of 2005. The increase was mainly due to increased operating income of €6,347 at our Dutch Television operations, mainly due to cost savings.

Our Premium pay operation, C More, which was consolidated from March 8, 2005, had operating income of €5,273.

Our Radio operations reduced operating losses by €2,748 from €3,716 in the first half of 2004 to €968 in the first half of 2005, mainly due to reduced losses of €1,530 at our Norwegian Radio operations.

Our Print operations increased income by €1,221, from €5,804 in the first half of 2004 to €7,025 in the first half of 2005.

Equity in Loss from Unconsolidated Subsidiaries

Equity in loss from unconsolidated subsidiaries decreased €637, from €1,297 in the first half of 2004 to €660 in the first half of 2005. The majority of these losses relates to our investment in Prima TV, which has been consolidated since March 1, 2005.

Net Interest Expense

Net interest expense increased €32, from €7,155 in the first half of 2004 to €7,187 in the first half of 2005.

Foreign Exchange Gain (Loss)

Foreign exchange gain (loss) had a negative impact of €8,603, from a gain of €726 in the first half of 2004 to a loss of €7,877 in the first half of 2005. The foreign exchange loss in the first half of 2005 mainly comprises a €7,447 non-cash loss on amounts drawn on our Facility by our Swedish holding company to fund the acquisition of C More. The Swedish holding company was used as the vehicle for the acquisition of C More and is the current debtor of amounts drawn on the Facility.

Investment Gain

Investment gains in the first half of 2005, of €2,963, mainly comprise the recognition of a deferred gain of €2,902 recorded in 2002 on the sale of our equity interest in Publimusic (Radio Noordzee) to Talpa Management B.V. (Talpa). Talpa sold the company in May 2005 causing the contingencies related to our sale, which allowed Talpa to recover certain cash amounts depending on the grant of certain broadcasting licenses, to lapse. In the first half of 2004 we recorded investment gains of €2,789 mainly reflecting an increase in the fair value of 1.7 million warrants that were exercisable into common shares of Lions Gate Entertainment Corp. until December 31, 2004 at an exercise price of $5 per share.

Loss on Extinguishment of Debt

Loss on extinguishment of debt increased €6,009 from €2,463 in the first half of 2004 to €8,472 in the first half of 2005. In the first half of 2004, we redeemed €14,500 principal amount of our 12% Senior Notes. In the first half of 2005, we defeased the remaining outstanding Senior Notes and subsequently redeemed them on June 15, 2005.

Other Expenses, Net

Other expenses, net, increased €790, from €1,372 in the first half of 2004 to €2,162 in the first half of 2005, mainly due to an increase of Hungarian municipality taxes, which are payable as a percentage of revenues, and written-off project costs in the first half of 2005.

Income Taxes

Income taxes decreased €436 from €7,033 in the first half of 2004 to €6,597 in the first half of 2005, mainly due to tax savings at Kanal 5 in Sweden related to the foreign exchange loss and interest on amounts drawn on our Facility.

Net Income

As a result of the foregoing, our net income decreased €2,928, from €14,224 in the first half of 2004 to €11,296 in the first half of 2005, mainly due to the non-recurring loss on the extinguishment of our 12% Senior Notes. If the loss on extinguishment had not occurred in either 2004 or 2005, our net income would have increased by €3,081, or 18%.

Adjusted EBITDA

We use the key indicator of operating income before depreciation, amortization and non-cash compensation (“adjusted EBITDA”), along with adjusted EBITDA margin, primarily to evaluate the group’s and our individual subsidiaries’ operating performance, and for planning and forecasting future business operations. These key indicators provide investors the opportunity to evaluate the group’s performance as it is viewed by management. Although other companies in the broadcast industry may present other financial measures, or calculate these measures differently than we do, we believe that adjusted EBITDA and adjusted EBITDA margin may provide some comparability in analyzing the operating performance of companies in our industry.

Adjusted EBITDA and adjusted EBITDA margin exclude depreciation and amortization expenses in order to eliminate the impact of generally long-term capital investments that cannot be significantly influenced by our management on a short-term basis. The measures also exclude non-cash compensation because it does not reflect the operating results that we achieve from servicing our customers.

There are material limitations to using measures such as adjusted EBITDA and adjusted EBITDA margin, including the aforementioned difficulties associated with comparing these performance measures as we calculate them to similar performance measures presented by other companies, and the fact that these performance measures do not take into account significant items, such as depreciation and amortization. Adjusted EBITDA should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with U.S. GAAP, such as operating income and net income. Management believes that when used in this fashion adjusted EBITDA and adjusted EBITDA margin can be useful tools despite their limitations.

We provide below, on a consolidated basis, a reconciliation of the non-GAAP measure adjusted EBITDA to operating income (loss), which is the most directly comparable U.S. GAAP financial measure, for the three and six months ended June 30, 2004 and 2005.

		Three months ended June 30,		Six months ended June 30,
		2004	2005	2004	2005

Operating income		€34,899	€45,070	€32,377	€45,258

Add:	Non-cash compensation	220	254	1,014	599
	Depreciation	3,250	3,548	6,383	7,114
	Amortization	3,528	6,798	6,736	10,843
Adjusted EBITDA		€41,897	€55,670	€46,510	€63,814

Adjusted EBITDA increased €13,773, or 33%, for the three months ended June 30, 2005 compared to the three months ended June 30, 2004, and €17,304, or 37%, for the six months ended June 30, 2005 compared to the six months ended June 30, 2004. The following table shows the changes in the adjusted EBITDA by segment:

	Three months ended June 30,		Six months ended June 30,
	2004	2005	2004	2005

Television operations	€39,936	€45,747	€46,174	€53,863
Premium pay operation	—	7,132	—	7,720
Radio operations	1,131	3,494	(653)	3,168
Print operations	4,296	4,917	7,892	9,005
Cash corporate expenses	(3,466)	(5,620)	(6,903)	(9,942)
Adjusted EBITDA	€41,897	€55,670	€46,510	€63,814

In the three months ended June 30, 2005, adjusted EBITDA increased €5,811, or 15%, at our Television operations, mainly due to improved results from our Dutch and Hungarian Television operations. Such improvements were partly offset by losses of €3,237 at our recently launched television stations, The Voice TV, VijfTV and Irisz. In the six months ended June 30, 2005, adjusted EBITDA increased €7,689, or 17%, despite losses of €6,015 at our recently launched television stations.

Our Premium pay operation, C More, which was consolidated from March 8, 2005, generated adjusted EBITDA of €7,132 and €7,720 in the three and six months ended June 30, 2005, respectively.

Our Radio operations improved adjusted EBITDA by €2,363 and €3,821 in the three and six months ended June 30, 2005, respectively. The improvement was mainly due to reduced losses in our Norwegian Radio operations, and adjusted EBITDA of €844 and €1,102, respectively, in our newly acquired Romanian Radio operations.

Our Print operations improved adjusted EBITDA by €621 and €1,113 in the three and six months ended June 30, 2005, respectively.

Cash Flow

Cash provided by operations increased €45,325 from €4,353 in the first half of 2004 to €49,678 in the first half of 2005.  The increase was primarily due to timing differences related to programming payments and the improved operating performance of the Company.

Cash used in investing activities increased €294,843 from €14,580 in the first half of 2004 to €309,423 in the first half of 2005 mainly due to our investments in C More, Prima TV and the Romanian radio operations.

Cash provided by financing activities was €172,985 in the first half of 2005, compared to cash used in financing activities of €16,777 in the first half of 2004. The change mainly reflects the €275,000 drawn on our Facility to fund the C More acquisition, net of the cash required to defease and redeem the 12% Senior Notes. The change also reflected the proceeds of €20,313 from 1,119,945 stock options exercised in the first half of 2005.

Forward-Looking Statements

Some of the statements in this press release are forward-looking, including, without limitation: the statement that we remain focused on implementing our growth strategy and seek to expand the scope of our business, thereby further diversifying our revenue streams while creating additional cash flows; the statement that with a strong balance sheet, including a new bank facility that significantly lowers our cost of capital, we believe we are well positioned to grow our core operations and capitalize on new opportunities to increase shareholder value; and the statement that we expect the final purchase price allocation in respect of the acquisitions completed during the first quarter of 2005 to be completed during the third quarter. These forward-looking statements include statements relating to our future performance, competition, trends and anticipated developments in the television and radio broadcasting, and publishing industry. In addition, we may make forward-looking statements in future filings with the Securities and Exchange Commission, and in written material, press releases and oral statements issued by us or on our behalf.  Forward-looking statements include statements regarding our intent, belief or current expectations or those of our officers (including statements preceded by, followed by or that include forward-looking terminology such as “may”, “will”, “should”, “believes”, “expects”, “anticipates”, “estimates”, “continues” or similar expressions or comparable terminology) with respect to various matters.

It is important to note that our actual results in the future could differ materially from those anticipated in these forward-looking statements depending on various important factors.  Some of these factors include: the effects of, and changes in, regulation and government policy; the effects of changes in general economic environment; the effects of changes in the advertising and subscription spending growth; the effects of competition; our ability to reduce costs; the timely development and acceptance of our new channels, stations and/or services; the effects of technological changes in broadcasting technology; and, our success at managing the risks that arise from these factors.

All forward-looking statements in this press release are based on information available to us on the date hereof.  We do not undertake to update any forward-looking statements that may be made by us or on our behalf, in this press release or otherwise.

Conference Call

The Company will host a teleconference to discuss its results on Friday, July 29, 2005 at 10:00 am New York Time, which is 4:00 pm Luxembourg Time.

To access the teleconference, please dial +1-973-321-1100 ten minutes prior to the start time. The teleconference will also be available via live web-cast on our web-site, located at www.sbsbroadcasting.com. If you cannot listen to the teleconference at its scheduled time, there will be a replay available through August 5, 2005 that can be accessed by dialing +1-877-519-4471 (U.S. callers) or +1-973-341-3080 (International callers), passcode 6234742. The web-cast will be archived on our web-site for two weeks.

SBS is a European commercial television and radio broadcasting company with operations in Western and Central Europe. Countries where SBS currently has broadcasting assets include: Belgium (Flanders), Denmark, Finland, Greece, Hungary, The Netherlands, Norway, Romania and Sweden.

For further information visit: www.sbsbroadcasting.com, or contact:

Investors:	Press:

Michael Smargiassi	Jeff Pryor	Catriona Cockburn
Brainerd Communicators, Inc.	Pryor Associates	Citigate Dewe Rogerson
Tel: +1 212 986 6667	Tel: +1 818 338 3555	Tel: +44 207 282 2924

SBS BROADCASTING SA

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(in thousands of euro, except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2004	2005	2004	2005

Net revenue	€187,207	€243,554	€327,881	€414,354

Operating expenses:
Station operating expenses (exclusive of depreciation and amortization)	110,416	142,293	214,551	265,085
Selling, general and administrative expenses (exclusive of depreciation and amortization)	31,428	39,971	59,917	75,513
Corporate expenses	3,466	5,620	6,903	9,942
Non-cash compensation	220	254	1,014	599
Depreciation	3,250	3,548	6,383	7,114
Amortization	3,528	6,798	6,736	10,843
Total operating expenses	152,308	198,484	295,504	369,096

Operating income	34,899	45,070	32,377	45,258

Equity in loss from unconsolidated subsidiaries	(721)	(63)	(1,297)	(660)
Interest income	938	1,077	2,010	2,010
Interest expense	(6,196)	(5,103)	(9,165)	(9,197)
Foreign exchange gain (loss)	(49)	(8,191)	726	(7,877)
Investment gain	2,789	2,902	2,789	2,963
Loss on extinguishments of debt	(2,463)	(8,472)	(2,463)	(8,472)
Other expense, net	(825)	(1,011)	(1,372)	(2,162)

Income before income taxes and minority interest	28,372	26,209	23,605	21,863

Income taxes	(6,782)	(7,752)	(7,033)	(6,597)

Income before minority interest	21,590	18,457	16,572	15,266

Minority interest in income, net	(3,460)	(4,070)	(2,348)	(3,970)

Net income	€18,130	€14,387	€14,224	€11,296

Net income per common share - basic:	€0.58	€0.44	€0.46	€0.35
Net income per common share - diluted:	€0.55	€0.40	€0.43	€0.32

Weighted average common shares - basic	31,138	32,649	31,107	32,308

Weighted average common shares - diluted	33,693	35,883	33,163	35,495

SBS BROADCASTING SA

CONSOLIDATED CONDENSED BALANCE SHEETS

(in thousands of euro)

	December 31, 2004	June 30, 2005
ASSETS
Current assets:
Cash and cash equivalents	€196,033	€103,132
Short-term investments	354	252
Trade accounts receivable, net of allowance for doubtful accounts of €6,006 (€4,294 in 2004)	88,398	125,135
Accounts receivable, affiliates	1,475	1,788
Restricted cash and cash in escrow	2,451	1,792
Program rights inventory, current	117,544	124,075
Deferred tax assets, current	2,372	9,274
Other current assets	23,702	32,056
Total current assets	432,329	397,504

Buildings, improvements, technical and other equipment, net of accumulated depreciation	41,256	43,147
Goodwill and other intangible assets, net of accumulated amortization	245,274	495,100
Program rights inventory, non-current	62,928	61,808
Deferred financing cost, net of accumulated amortization	2,600	4,685
Investments in and advances to unconsolidated subsidiaries	5.972	3,564
Other assets	388	9.328
Total assets	€790,747	€1,015,136

Current liabilities:
Accounts payable	€33,698	€44,681
Accrued expenses	66,702	78,153
Program rights payable, current	46,674	64,070
Income taxes payable	3,763	3,956
Current portion of long-term debt	2,550	543
Deferred income, current	40,785	29,540
Deferred taxes, current	9,271	7,043
Other current liabilities	19,780	16,105
Total current liabilities	223,223	244,091

Program rights payable, non-current	22,651	23,811
€325 million revolving multicurrency credit facility	—	275,000
12% senior notes due 2008	103,655	—
Other long-term debt	6,784	867
Deferred tax, non-current	23,109	30,830
Other non-current liabilities	7,588	4,815

Minority interest	58,791	62,868

Shareholders’ equity:
Common Shares (authorized 75,000,000 issued 32,909,890 (31,780,895 in 2004) at par value €2.00)	63,562	65,820
Additional paid-in capital	683,678	702,094
Accumulated deficit	(394,965)	(383,669)
Unearned compensation	(1,376)	(1,140)
Accumulated other comprehensive loss	(5,953)	(10,251)
Total shareholders’ equity	344,946	372,854
Total liabilities and shareholders’ equity	€790,747	€1,015,136

SBS BROADCASTING SA

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in thousands of euro)

	Six months ended June 30,
	2004	2004
Cash flows from operating activities:
Net income	€14,224	€11,296
Adjustments to reconcile net income to net cash provided by operating activities:
Revenue recorded in exchange for equity investments	(916)	(1,241)
Non-cash compensation	1,014	599
Depreciation and amortization	13,119	17,957
Equity in loss from unconsolidated subsidiaries	1,297	660
Non-cash interest expense	540	311
Foreign exchange loss (gain) on long-term debt	(108)	9,470
Investment gain	(2,789)	(2,963)
Loss on extinguishments of debt	2,463	8,472
Deferred tax expense	4,611	5,386
Minority interest in income	2,348	3,970
Changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable	5,527	(18,947(80)
Accounts receivable, affiliates	(286)	(80)
Program rights inventory, net	(16,197)	34,441
Other current assets	(192)	(1,134)
Other non-current assets	(678)	(41)
Accounts payable and accrued expenses	(16,289)	(5,122)
Deferred income	(1,737)	(12,695)
Other liabilities	1,598	(661)
Cash provided by operating activities	4,353	49,678

Cash flows from investing activities:
Proceeds from sale of short-term investments	—	163
Cash capital expenditure	(13,846)	(15,289)
Payment for purchase of acquired business, net of cash acquired	(734)	(294,297)
Cash used in investing activities	(14,580)	(309,423)

Cash flows from financing activities:
Proceeds from issuance of common shares	1,889	20,313
Proceeds from incurrence of debt	—	270,187
Net change in restricted cash and cash in escrow	(242)	914
Payment of long-term debt	(18,424)	(118,429)
Cash provided by (used in) financing activities	(16,777)	172,985

Effect of exchange rate changes on cash and cash equivalents	(281)	(6,141)

Net change in cash and cash equivalents	(27,285)	(92,901)

Cash and cash equivalents, beginning of period	245,836	196,033
Cash and cash equivalents, end of period	€218,551	€103,132

SBS BROADCASTING SA

OPERATING RESULTS BY SEGMENT (UNAUDITED)

(in thousands of euro)

		Three months ended June 30,		Six months ended June 30,
		2004	2005	2004	2005
Television
Net revenue:
SBS6, NET5 and Veronica	(in the Netherlands)	€57,681	€59,046	€99,594	€103,137
TV2 & Irisz	(in Hungary)	28,700	33,477	45,259	53,733
Kanal 5	(in Sweden)	23,236	27,954	43,384	51,523
VT4 & VijfTV	(in Belgium)	17,443	17,817	31,433	33,314
TV Norge	(in Norway)	14,141	16,856	25,397	31,542
TV Danmark and Kanal 5	(in Denmark)	11,519	12,411	21,240	23,810
Prima TV	(in Romania)	—	3,205	—	4,160
The Voice TV		—	678	—	1,468
Other		1,677	1,973	2,442	3,939
Total net revenue		154,397	173,417	268,749	306,626

Station operating expenses		94,512	104,635	183,291	206,012
Selling, general and administrative expenses		19,949	23,035	39,284	46,751
Total operating expenses		114,461	127,670	222,575	252,763
Adjusted EBITDA		€39,936	€45,747	€46,174	€53,863

Premium pay
Subscriber fees and other revenue		—	€52,174	—	€65,345
Operator service fees		—	(16,836)	—	(21,103)
Net revenue		—	35,338	—	44,242

Station operating expenses		—	22,569	—	29,379
Selling, general and administrative expenses		—	5,637	—	7,143
Total operating expenses		—	28,206	—	36,522
Adjusted EBITDA		—	€7,132	—	€7,720

Radio
Net revenue:
Sweden		€5,010	€4,872	€8,269	€8,115
Finland		4,461	4,350	7,386	7,443
Denmark		3,046	2,377	5,704	5,101
Norway		2,666	3,237	4,472	5,569
Romania		—	1,807	—	2,356
Greece		1,326	1,651	2,359	2,610
Total net revenue		16,509	18,294	28,190	31,194

Station operating expenses		6,745	7,242	13,372	13,570
Selling, general and administrative expenses		8,633	7,558	15,471	14,456
Total operating expenses		15,378	14,800	28,843	28,026
Adjusted EBITDA		€1,131	€3,494	€(653)	€3,168

Print
Net revenue		€16,301	€16,505	€30,942	€32,292

Station operating expenses		9,159	7,847	17,888	16,124
Selling, general and administrative expenses		2,846	3,741	5,162	7,163
Total operating expenses		12,005	11,588	23,050	23,287
Adjusted EBITDA		€4,296	€4,917	€7,892	€9,005

Consolidated
Net revenue:		€187,207	€243,554	€327,881	€414,354
Adjusted EBITDA from operating segments		45,363	61,290	53,413	73,756

Corporate expenses		(3,466)	(5,620)	(6,903)	(9,942)
Non-cash compensation		(220)	(254)	(1,014)	(599)
Depreciation and amortization – Television		(4,094)	(4,609)	(7,968	(9,394)
Depreciation and amortization – Premium pay		—	(2,353)	—	(2,447)
Depreciation and amortization – Radio		(1,624)	(2,395)	(3,063)	(4,136)
Depreciation and amortization – Print		(1,060)	(989)	(2,088)	(1,980)
Operating income		€34,899	€45,070	€32,377	€45,258

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2005

SBS BROADCASTING S.A.

By:	/s/Markus Tellenbach
Name:	Markus Tellenbach
Title:	President and Chief Executive Officer